[STAAR Surgical Company Letterhead]
July 24, 2007
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Staar Surgical Company
Form 10-K for the Fiscal Year Ended December 29, 2006
Filed March 29, 2007
Form 8-K Dated May 1, 2007
File No. 000-11634
Dear Ms. Tillan:
     STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of June 1, 2007 (the “Comment Letter”). For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.
Form 10-K for the Fiscal Year Ended December 29, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
-Results of Operations, page 32
     Comment 1. We note that you discuss gross profit excluding the write-off of inventory, general and marketing expenses excluding the impact of SFAS 123 (R), and research and development expenses excluding the impact of SFAS 123 (R). While your disclosure should describe the changes in your operating results from period to period, the current presentation removes focus from the excluded items and may be misleading to investors since it does not included a discussion of the underlying reasons for the changes related to the excluded amounts. Please revise your filing to discuss all significant changes in your GAAP-based results, identifying those unique or material transactions or events that contributed to the changes.
     The Company understands the staff’s concerns and acknowledges that when its analysis of a GAAP-based item excludes components of that item for purposes of discussion, it must not do so for the purpose of misleading investors or avoiding an analysis of a material change in the excluded item. The Company believes that in each case noted in the comment it excluded the component to provide greater clarity on changes in performance, that it has adequately disclosed

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

the underlying reasons for the material changes in the excluded components and had no intent to mislead investors. In particular:
•	While the Company’s Gross Profit Margin improved year over year, the improvement was slight despite an increase in the amount of high gross margin product in the Company’s product mix. This resulted from an obsolescence charge recorded in the fourth quarter in anticipation of new product launches, which effectively masked the effect of all other changes in the components of gross profit margin. The Company believes that it was necessary to further explain the effect of the obsolescence charge, and it disclosed the reasons for the charge, as well as the reasons for the underlying change in Gross Profit Margin after excluding the charge (changes in price, volume and product mix). Accordingly the Company believes that the disclosure as written includes all significant changes in its GAAP-based results, and properly identifies those unique or material transactions or events that contributed to the changes. In its future filings, the Company will avoid describing the impact of a component on a GAAP measure by the method of excluding the component for purposes of discussion.
•	Because SFAS 123 (R) was implemented in 2006, in comparing results of operations in 2005 with those of 2006, the charges resulting from SFAS 123 (R) could have the effect of obscuring other components of operating income that are of key importance to investors in assessing performance. The Company has disclosed the underlying reasons for the impact of SFAS 123 (R) in its previous filings and elsewhere in the Annual Report on Form 10-K for the fiscal year ended December 29, 2006 (the “10-K”), including Note 10 to the financial statements. In its filings the Company advises readers that Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the notes to the Financial Statements.

In particular, changes in General, Marketing, and R&D expenses between 2005 and 2006 primarily resulted from the effect of the implementation of SFAS 123 (R). The GAAP measure was fully disclosed as was the underlying reason for the material changes. The Company believes the disclosure as written includes all significant changes in its GAAP-based results, and properly identifies those unique or material transactions or events that contributed to the changes. The exclusion of the effect of SFAS 123 (R) was not intended to imply to readers that the Company did not incur expense as a result of providing equity compensation. In its future filings, the Company will avoid describing the impact of a component on a GAAP measure by the method of excluding the component for purposes of discussion.
     When discussing the effect of components of GAAP measures in its future filings, the Company intends to avoid stating the GAAP financial measures net of excluded components. However, the Company does not believe that amending its 10-K to avoid such constructions would provide meaningful additional information to investors. The Company believes the potential for confusion created by an amended filing without material changes likely outweighs the benefit of such revised disclosure.

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

Non-GAAP Measures, Page 39
     Comment 2. Please tell us and revise your disclosure contained in this filing, consistent with Item 10(e)(1)(i)(C), to discuss the reasons why you believe that the presentation of each of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. The disclosure should be specific to each measure and not overly general. In addition, to the extent material, you should include a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measures consistent with Item 10(e)(1)(i)(D) of Regulation S-K.
     The Company acknowledges that Item 10(e)(1)(i)(C) and Item 10(e)(l)(i)(D) of Regulation S-K require the Company to specifically describe for each non-GAAP financial measure the usefulness of the information to investors and, to the extent different and material, the uses made by management.
     The Company further acknowledges that it cannot omit the foregoing disclosure in reliance on the capacity of investors to understand the usefulness of non-GAAP financial measures without express explanation. However, it believes that the usefulness of the non-GAAP measures in question would have been understood by the ordinary investor, that the possibility that investors would be misled by the non-GAAP financial measures used by the Company is negligible, and that accordingly corrective disclosure in an amended report would not materially improve the quality of information available to investors. In particular,
•	The Company used the Cash Usage measure for comparability purposes because the purchase and sale of short-term investments and the proceeds from the sale of securities materially improved total cash flows in fiscal year 2005. By this use in the overview of MD&A the Company intended to avoid any inference that it was cash-flow positive, as the GAAP balance sheet data might suggest. The Company believes that the usefulness of the measure would be apparent to the ordinary investor interested in assessing the Company’s cash burn rate. Please note that the discussion under the caption “Liquidity and Capital Resources” used only GAAP financial measures.
•	The non-GAAP Standard Margin measure was used to convey more complete information to the reader about the various factors affecting the related GAAP measure, Gross Profit Margin. The measure was presented after discussion of significant charges impacting the GAAP-based results. The three principal factors that influenced changes in the Company’s Gross Profit Margin between 2005 and 2006 were (i) the obsolescence charge recorded in the fourth quarter of 2006, (ii) changes in the Company’s manufacturing costs (as measured by Standard Margin), and (iii) other costs of sales (freight, distribution, etc., of which the obsolescence charge is a component). The obsolescence charge had significant impact on Gross Profit Margin, but this negative effect was offset by

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

improvements in the Company’s manufacturing costs. The Company believes that the ordinary investor would understand the usefulness of Standard Margin in determining the extent to which, operationally, the Company has or has not improved performance by reducing manufacturing costs or increasing average selling price.
     Management uses the foregoing non-GAAP financial measures to obtain the same insights that make the measures useful to investors. This is discussed in detail under the Company’s response to Comment 3.
     The Company is aware of the Commission’s concern, reflected in its regulations, that complex or ill-understood non-GAAP measures could be used to conceal negative information about operations or cash use. However, the Company believes that the financial measures employed had the effect of giving greater insight to investors, and included both negative and positive details regarding performance. In general these measures were provided to address questions frequently asked by the Company’s investors in a format that would be easily understood by, if not already familiar to, the ordinary investor.
     The Company acknowledges that irrespective of its intent or the capacity of investors to understand the usefulness of non-GAAP financial measures, it must provide complete disclosure in accordance with Items 10(e)(1)(i)(C) and 10(e)(l)(i)(D) of Regulation S-K. It undertakes to do so in any future filings whenever non-GAAP financial measures are used. As noted above, the Company does not intend to use Cash Usage or Standard Margin in future filings. Rather than excluding components of the GAAP measures, it will provide separate disclosure of the effect of those items in its analysis of the GAAP measure.
     Comment 3. It appears that you are presenting standard margin as a performance measure. Please refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at http://www.sec.gov./divisions/corpfin/faqs/nongaapfaq.com) and address the following for this measure:
•	It appears that the measure excludes recurring items. Please tell us how you considered Item 10(e)(1)(ii)(B). Please also tell us the usefulness of the measure and discuss the facts and circumstances that would support presentation of the non-GAAP measure.
     To the extent Standard Margin excludes recurring items, the Company confirms that it used the measure because it is useful to investors, and not as a means to eliminate or smooth items identified as non-recurring, infrequent or unusual. The Company did not describe the excluded items as non-recurring, infrequent or unusual and presented them in the context of GAAP-based results. As set forth in response to Comment 2 above, the Company believes the measure is useful in determining the extent to which, operationally, the Company has or has not improved performance by reducing manufacturing costs or increasing average selling price.

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

     Notwithstanding its belief that the measure is useful, the Company does not intend to use Standard Margin in its future filings.
•	Tell us and disclose the manner in which management uses the non-GAAP measure to conduct or evaluate its business.
     Management uses the total Standard Margin to measure its performance by isolating direct costs from other factors such as fixed overhead cost. Management uses product-specific Standard Margin to evaluate and compare how much margin each product is contributing to the Company’s consolidated results. In operating the Company, management can affect the Standard Margin of a product by decreasing direct costs or increasing average sales prices. Because these uses of the measure generally involve the same insights that make Standard Margin useful to investors, and the Company believes ordinary investors would likely understand the usefulness of this measure, the Company believes that omission of disclosure of the manner in which management uses the non-GAAP financial measure did not make the measure misleading. As noted above, the Company does not intend to use Standard Margin in its future filings.
•	Tell us and disclose the economic substance behind management’s decision to use the measure. Tell us and disclose the material limitations associated with the use of the non- GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
     The economic substance behind management’s decision to use the measure was to provide the investor information on the effect of manufacturing cost and average selling price on Gross Profit Margin. The Company has had losses for several years, and believes that investors and potential investors in the Company seek detailed information on the Company’s progress in improving these components of gross profit margin. Because providing Standard Margin as well as Gross Profit Margin gives more complete information, and because the GAAP measure was provided first and fully discussed, the Company believes investors should not have been misled by the omission of an express description of the economic substance of management’s decision. When provided along with Gross Profit Margin in the context of a detailed MD&A, the Company believes this additional information does not result in any material limitation on information available to investors. As noted above, the Company does not intend to use Standard Margin in its future filings.
•	Tell us and disclose the substantive reasons why management believes the non- GAAP financial measure provides useful information to investors.
     As noted in the Company’s response to Comment 2, management believes that Standard Margin conveys to the investor more complete information about the various factors affecting the related GAAP measure, Gross Profit Margin.

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

     As noted above, the Company does not intend to use Standard Margin in its future filings and instead will provide information about the effect of the excluded items in connection with its analysis of Gross Profit Margin.
     Comment 4. Further, from your disclosures on page 33 it appears that you also present non-GAAP measures of standard margin by product type (e.g., IOL, ICL, ICL:/TICL and other). Please provide all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.
     The Company’s product offering includes high margin products and low-margin commodity products. The Company believes that many of its investors are keenly interested in the effect of changes in product mix on the Company’s results of operations. Because the Company’s management uses Standard Margin by product type to assess the margins of individual products without the effect of fixed overhead and other non-product-related costs, the Company provided this information, in this format, in an effort to satisfy the Commission’s guidance on the insights to be provided by MD&A. The Company also attempted to reconcile these measures to the comparable GAAP measures by its reconciliation of total Gross Profit Margin to Standard Margin on page 39.
     For the reasons provided in response to Comment 2 and Comment 3, the Company does not believe investors were misled by the omission of a discussion of the reasons why Standard Margin is useful. The Company also does not believe that investors were misled by the omission of a reconciliation of standard margin to gross profit margin on a product-by-product basis.
     The Company acknowledges the staff’s position that if Standard Margin is provided on a product-by-product basis the disclosures required under Item 10(e) must also be provided on a product-by-product basis. In its future filings, the Company does not intend to provide Standard Margin on either a total basis or a product-by-product basis. To the extent material, the Company will discuss product-specific information affecting Gross Profit Margin without creating a non-GAAP measure.
     Comment 5. Also, we note that you present non-GAAP disclosures related to cash usage. It appears that you are presenting this as a liquidity measure. Please note that non-GAAP liquidity measures should not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner. Please revise your filing to remove this non-GAAP measure, or tell us why you believe you are in compliance with Item 10(e)(ii)(A) of Regulation S-K.
     The Company also confirms that the non-GAAP measure related to cash usage does not exclude charges or liabilities that would require cash settlement. This measure excluded the effect on cash and cash equivalents of (i) the sale of securities and (ii) a change in the characterization of certain assets from cash to short-term investments. The Company determined that securities it had previously treated as cash equivalents were affected by uncertainties that required they be disclosed instead as short-term investments, the purchase and sale of which must be disclosed on a gross basis. The charge that resulted from this re-characterization would

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

not require settlement in cash. Accordingly, the Company believes that Item 10(e)(ii)(A) does not apply to the exclusion of this item.
Item 9. Evaluation of Disclosure Controls and Procedures, page 44
     Comment 6. We note your disclosure that your CEO and CFO “concluded that, as of the end of the period covered by [your] Form 10-K, the Company’s disclosure controls and procedures were not effective in accumulating and communicating to them in a timely manner material information relating to the Company (including its consolidated subsidiaries) required to be included in its periodic reports filed with the Securities Exchange Commission. The language that is currently included after the words “not effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a- 15(a) of the Exchange Act. Please remove the language or revise the disclosure so that the language that appears after the words “not effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-l5(e).
     The Company will revise its disclosure in future filings to conform to this guidance.
     Comment 7. Please disclose the magnitude of the unauthorized borrowing and the periods impacted.
     Among the assets misallocated by Guenther Roepstorff, former President of Domilens GmbH, the Company has termed certain cash advances to Mr. Roepstorff that appeared on Domilens’ balance sheet as “unauthorized borrowing.” Mr. Roepstorff generally repaid these advances on a periodic basis and concealed them by reflecting them in accounts payable as deductions from amounts owed to him. The Company did not attempt to quantify transitory balances on unauthorized borrowing that was repaid in the same reporting period. The largest balance outstanding at any point in time that the Company has identified was approximately $200,000. At the time of his termination Mr. Roepstorff owed a total of approximately $24,000 to Domilens as a result of unauthorized borrowing.
     Comment 8. We note your disclosure that “[t]here was no change during the fiscal quarter ended December 29, 2006, known to the Chief Executive Officer or the Chief Financial Officer that has materially affected or is reasonably likely to materially affect, [y]our internal control over financial reporting.” To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect your internal control over financial reporting, please note that the need for disclosure is not limited to those changes known to your CEO and CFO. Please correct the disclosure in future-filings to address all changes or advise us.
     The Company will revise its disclosure in future filings to conform to this guidance.
Consolidated Financial Statements, page F-1.

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

-Consolidated Statement of Cash Flows, page F-8
     Comment 9. Please revise your future filings to present your borrowings (payments) under notes payable and long-term debt on a gross basis rather than on a net basis or alternatively explain to us why your presentation is appropriate under paragraph 18-19 of SFAS 95.
For future filings the Company will present borrowings (payments) under notes payable and long-term debt on a gross basis rather than on a net basis.
     Comment 10. Further to the above, we note that you classified the cash flows from your notes receivable from directors as an investing activity on your statement of consolidated statement of cash flows. Please explain to us why you believe that this classification is appropriate. Refer to the guidance in SFAS 95.
     The promissory notes receivable from former directors were accepted by the Company under its former management as consideration for the exercise of stock options and warrants at various dates between 1986 and 2000. With the final repayment of one note and settlement of the other during fiscal year 2006, all of these notes have been paid. The Company accounted for the notes as full recourse notes, which were fully collateralized when issued. The notes were generally accompanied by pledge agreements that require the pledging of additional collateral if the market price of the stock fell below the amount owed on the note. Most of the notes bore interest at the lower of a stated percentage rate and the Applicable Federal Rate established by the Internal Revenue Service (“AFR”).
Paragraph 16 of SFAS 95 provides guidance related to investing activities:
16.	Cash inflows from investing activities are[5]:
[5]Receipts from disposing of loans, debt or equity instruments (other than cash equivalents, certain debt instruments that are acquired specifically for resale as discussed in Statement 102, and securities classified as trading securities as discussed in Statement 115), or property, plant, and equipment include directly related proceeds of insurance settlements, such as the proceeds of insurance on a building that is damaged or destroyed.
a.	Receipts from collections or sales of loans made by the enterprise and of other entities’ debt instruments (other than cash equivalents, certain debt instruments that are acquired specifically for resale as discussed in Statement 102, and securities classified as trading securities as discussed in Statement 115) that were purchased by the enterprise
b.	Receipts from sales of equity instruments of other enterprises (other than certain equity instruments carried in a trading account as described in Statement 102, and certain securities classified as trading securities as discussed in Statement 115) and from returns of investment in those instruments
c.	Receipts from sales of property, plant, and equipment and other productive assets.

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

     The Company believes that these notes receivable are separate and distinct investments that were made and ultimately collected. Based on the above facts and circumstances and the guidance provided by FAS 95 related to the cash flow statement presentation for receipts from collections of these loans, the Company has consequently recorded the repayment of these notes as an investment activity in the statements of cash flows.
     Comment 11. Please revise your future filings so that the statement of cash flows reports the reporting currency equivalent of foreign currency cash flows using the exchange rates in effect at the time of the cash flows consistent with paragraph 25 of SFAS 95. Note 1. Significant Accounting Policies, page F-9.
     Paragraph 25 of SFAS 95 allows for the use of a weighted average exchange rate for the period based on the impracticality of translating revenues, expenses, gains, and losses at the exchange rates on dates they are recognized. The Company uses the weighted average period rate of the currencies involved to calculate the effect of currencies in the Company’s cash flows. The Company will describe this method under the regulation in the “Significant Accounting Policies” discussion in future filings.
     Comment 12. Please tell us and revise your future filings to disclose why STAAR Surgical AG controls 100% of Domilens GmbH and the actual ownership percentage.
     The statement that “STAAR Surgical AG . . . controls 100% of Domilens GmbH” under the caption “Significant Subsidiaries” was intended to indicate that as an organizational matter STAAR Surgical AG owns 100% of the capital stock of Domilens GmbH (“Domilens”). In response to the staff’s comment, the Company intends to provide disclosure in future filings under the caption “Significant Subsidiaries” in the following form:
     The Company has two significant subsidiaries:
•	STAAR Surgical AG, a wholly owned entity incorporated in Switzerland, develops, manufactures and distributes products worldwide including Collamer IOLs, ICLs, TICLs and the AquaFlow Device.
•	Domilens GmbH, an indirectly wholly owned entity, is a distributor selling in Germany both the Company’s products and products from other ophthalmic manufacturers. 100% of Domilens’ capital stock is owned by STAAR Surgical AG.
     Comment 13. We note your disclosures on page 15 related to recalls by you and your subsidiaries. Please tell us and revise your future filings to explain how you accounted for these recalls and to provide the amount recorded within the financial statements for each reporting period related to these recalls, to the extent material.
     The Company generally accrues costs related to recalls based on the guidance in SFAS No. 5, related to estimability of costs and likelihood of incurring them. To the extent the costs

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

can be estimated and the Company believes it is more likely than not that it will incur these costs; it records a liability (and corresponding current charge to operations) for the future costs.
     Recalls of Company product generally fall into two categories: recalls of distributed product manufactured by another Company, and recalls of Company-manufactured product. In the case of distributed product manufactured by another company, the costs of a recall would generally be stipulated in the contract between the companies. In the Company’s case, the agreements surrounding the distributed products have stipulated that the original manufacturer must reimburse the Company for replacing customer and Company inventory, as well as other costs of accomplishing the recall. In the recalls of distributed product the Company has been reimbursed by the original manufacturer according to contract terms, and in each case these costs have not been material to any reporting period.
     Recalls of products manufactured by the Company follow the same accrual guidelines (under SFAS 5), but the Company must incur the cost of replacing product, shipment costs to and from the customers and similar costs. In the case of these recalls, the Company has recorded costs historically for these recalls, but in all cases (both distributed and manufactured products), the costs have never been material and consequently have not required disclosure.
     The Company will revise its future filings to provide the necessary explanation of the foregoing.
     Comment 14. We note on pages 14-15 that you have independent manufacturer representatives providing training to customers on the proper use of your products. Please tell us and revise your future filings to explain what customer acceptance provisions you have with regards to distributors selling your products and when you recognize revenue from these transactions.
     In the U.S. the Company sells directly rather than through distributors. The training by independent manufacturer’s representatives involves only the Company’s cataract products, and completion of a sale of these products is not contingent on the completion of training by an independent representative. The independent manufacturer’s representatives demonstrate the products and train the customer on the proper use of the Company’s foldable lenses and related products for use in cataract patients. The techniques involved in inserting foldable lenses are similar to those used with competing products throughout the Company’s industry. The training is generally provided to introduce the surgeon to slight differences in technique specifically related to the Company’s products. The representative presents the products and trains surgeons in order to help ensure that they have satisfactory outcomes with the Company’s particular products, as the Company has developed over time the best practices for using these products. This guidance is intended to ensure that the customers continue to purchase the Company’s products. However, any legally qualified ophthalmologist may use the Company’s cataract products without further training or certification.
     The Company does not refund product purchases. It has no contractual obligations to customers regarding training them in the use of the Company’s products, nor are there any

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

specific customer acceptance requirements with customers, other than shipping them product. Once the customer is ready he or she will order the product directly from the Company and not the independent manufacturer representative. Accordingly, the Company has concluded that it is appropriate to recognize revenue once the product is shipped to the customer unless the customer decides to enter into a consignment agreement, in which case the revenue is recognized when the customer implants the product into a patient.
     Based on the foregoing, the Company does not believe that the completion of training is a necessary predicate to recognizing revenue upon shipment of cataract products in the U.S. market. Should the Commission disagree with this conclusion, the effect of deferring the revenue in any one reporting period would nonetheless be immaterial. The transactions that possibly could be affected by the absence of training would be only the first few lenses sold to a new customer in any reporting period. Based on the high level of sales to existing customers, the potential deferred revenue transaction would be immaterial.
     The Company’s U.S. sales of refractive products (the ICL) follow a different model. In this case, training and certification in the implantation procedure is required prior to lens purchases, with the training conducted directly by Company employees. The first shipment of ICLs to a surgeon, generally five or fewer lenses prescribed for specific patients in scheduled, supervised surgeries, occurs several days before training. The ICLs are then implanted in the supervised surgeries during the training. Other than the first training-related shipment, the Company ships ICLs only to surgeons already certified to implant them. Accordingly the Company has determined that it is appropriate to recognize revenue for U.S. sales of ICLs upon shipment.
     For international sales the Company generally relies on third party distributors who purchase products from the Company and resell them to their customers. Revenue for distributed sales is recognized upon shipment to the distributor.
     The Company will revise its future filings to provide the necessary explanation of the foregoing.
     Comment 15. Please tell us and revise future filings to disclose how you test goodwill for impairment consistent with the two-step method in paragraphs 19- 22 of SFAS 142. Please also tell us and disclose in future filings when you perform our annual test of impairment for goodwill.
     The Company tests Goodwill for impairment during the fourth quarter of each fiscal year using the two-step method described in SFAS 142. In all periods presented, the test for the first step has passed by a significant amount of market capitalization; such that step two has not been tested. The Company will revise its disclosure for future filings to reflect more detail as to the timing and methodology of its impairment test.
Note 10, Stockholders’ Equity, page F-21

Ms. Kate Tillan
Securities and Exchange Commission
July 24, 2007

     Comment 16. Please revise your future filings to remove the 2006 fiscal reporting period pro forma net income and related per share disclosures and to only include pro forma disclosures required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraph 84 of SFAS 123(R).
     The Company will revise future filings to remove the 2006 fiscal reporting period pro forma net income and related per share disclosures and to only include pro forma required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25.
Form 8-K dated May 1, 2007
     Comment 17. We note that you discuss sales excluding the impact of changes in foreign currency. In future filings, please provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
     In future filings the Company will provide all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.
     In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or my person under the federal securities laws of the United States.
     Should you have any additional comments or questions, please contact us.

Very truly yours,
/s/ Deborah Andrews
Deborah Andrews
Chief Financial Officer